October 13, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Society Pass Incorporated
Amendment No. 4 to Registration Statement on Form S-1 Filed October 4, 2021
Amendment No. 3 to Registration Statement on Form S-1 September 27, 2021
File No. 333-258056

Ladies and Gentlemen:

On behalf of Society Pass Incorporated (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 5, 2021 with respect to the amendments to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 5 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 31

1. It appears from your disclosure that the "pro forma adjusted" basis gives effect to the sale of 2,888,889 shares of common stock at an assumed public offering price of $9.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable. This appears to be inconsistent with the tabular disclosure which appears to include the entire proceeds of $26,000,000 in the "pro forma adjusted" cash balance. Please clarify or revise.

The Company has revised the “Cash” amount which is included in the Post-Offering Pro Forma As Adjusted columns of the table under “Capitalization” to include only the net proceeds from the offering, which are $23,320,000 instead of gross proceeds, which are $26,000,000.

2. It appears that your presentation of preferred stock within Stockholders' Equity here is inconsistent with the presentation of the preferred stock within the mezzanine section of the balance sheet on page F-41. Please clarify or revise.

The Company has revised the table under “Capitalization” to present preferred stock within the mezzanine section of the balance sheet to align with the balance sheet on page F-41.

3. Please revise your "Pro Forma Adjusted" disclosure to present the sale of 2,888,889 shares of common stock in this offering separately from the effect of the automatic preferred stock conversion.

The Company has divided the proforma as adjusted column in the S-1 into two separate columns to present the sale of 2,888,889 shares of common stock in this offering separately from the effect of the automatic preferred stock conversion. Column 3 now shows capitalization on an actual June 30, 2021 basis plus the pro forma effects of both preferred stock and common stock issuances after June 30, but prior the initial public offering plus separate the pro forma as adjusted effect of sale of the IPO shares, without inclusion of effect of the conversion of the preferred shares that will occur at the IPO. Column 4 is the same as column 3 except that the effects of the conversion of the preferred shares is included.

4. We note from you disclosure that you issued 4,377,150 shares of common stock. For each date of issuance, please tell us the issuance price, the form of consideration received, your relationship with the purchaser, and the purpose of the issuance.

The 4,377,150 shares issued after June 30, 2021 but prior to the completion of the initial public offering were all issued to senior executives of the Company.

The Stock Issuance Table below provides the information requested by the Staff in comment 4 above.

Stock Issuance Table
Title of Senior Executive	Date of issuance	Number of shares Issued	Share Price		Form of Consideration Received/Purpose of Issuance
Chief Operating Officer	9/16/2021	6,900	$7.65	(a)	Senior Executive Services/Bonus
VP for Products	9/16/2021	2,400	$7.65	(a)
Chief Financial Officer	9/1/2021	814,950	$7.65	(a)	Senior Executive Services/Compensation under Employment Agreement
Chief Executive Officer	9/22/2021	3,103,000	$0.83	(b)	Senior Executive Services/conversion of accrued and unpaid salary pursuant to Employment Agreement
		449,900	$7.65	(a)
Total		4,377,150

(a) Represents the fair value of these shares issued. The Company will expense the shares using this price for the third quarter ended September 30, 2021.

(b) Represents the conversion price based on the Chief Executive Officer’s employment agreement. As discussed herein and further in Exhibit A, no income statement revisions for any period during the term of the Nguyen Employment Agreement are required to account for the conversion feature

In conversations between the Company and the SEC Accounting Staff, the Staff also expressed concerns on whether or not the share conversion price included in the Employment Agreement, dated April 1, 2017 between Dennis Nguyen, the Company’s founder, Chairman and Chief Executive Officer and the Company (the “Nguyen Employment Agreement”) used to calculate 3,103,000 shares of the Company’s common stock (the “Conversion Shares”) issued to Mr. Nguyen, was at any time during the term of the Nguyen Employment Agreement below the fair value per share of the Company’s common Stock and if so whether or not the Company had accrued for the additional compensation the Staff deemed inherent in such a below market conversion feature.

The Staff further requested the Company to confirm that the other 1,274,150 shares issued to senior executives, including Mr. Nguyen (the “Executives’ Shares”), in September of this year as part of their compensation would be expensed at fair value and describe its valuation methodology for such shares.

The Company confirms that the Employee Shares will be expensed at the fair value at the time of issuance. The Company in consultation with Michael J. Hamilton, CPA/ABV/CEIV/CDBV, a third party independent valuation expert, prepared the fair value analysis, included in Exhibit A, to describe the Company’s (i) position that no income statement revisions for any period during the term of the Nguyen Employment Agreement are required to account for the conversion feature included in the Nguyen Employment Agreement and (ii) valuation methodology with respect to the Executives’ Shares.

The Company has revised the related disclosure in Note 18 Commitments and Continugency under the June 30, 2021 financial statements in connection with the Nguyen Employment Agreement.

Difference in Share Issuance Prices to Employees and Estimated IPO Price

As is typical in initial public offerings, the estimated IPO price of $9.00 (the “Estimated IPO Price”) was not derived using a formal determination of fair value, but was determined by the Company based, in part, on input received from the underwriters including discussions with the Board of Directors and executives of the Company. Along with the input from the underwriters, among the factors considered in setting the Estimated IPO Price were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;
•	the Company’s financial condition and prospects;
•	progress and stage of development of the Company’s programs;
•	estimates of business potential and earnings prospects for the Company and the ecommerce and platform industry in which it operates;
•	comparable valuations metrics for and recent performance of initial public offerings of companies in the ecommerce industry;
•	an assumption that there would be a receptive public trading market for ecommerce companies such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.
•	our recent acquisition of the Leflair branded assets
•	recent execution of agreements with the strategic partners in the ecommerce, communications, consumer products, financial services sectors – such as Dream Space Trading Co. Ltd, Lala Move Vietnam Co. Ltd and Tikinow Smart Logistics Co. Ltd; VTC Technology and Digital Content Company, Media Corporation, Zion Joint Stock Company, Online Mobile Service Joint Stock Co., SHBank Finance Co. Ltd and Triip Pte. Ltd.

A primary reason for the Estimated IPO Price being significantly greater than the estimated historical fair value is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Company’s board of directors.

Dilution, page 32

5. We note the disclosure that your pro forma net tangible book value as of June 30, 2021 would have been $(14,088,216) or approximately $(1.21) per share after giving effect to the sale of shares in this offering and upon the conversion of the convertible preferred stock at the consummation of this offering. This definition of "pro forma" appears to be inconsistent with the disclosure on page 31 which presents these transactions in the "pro forma adjusted" tabular presentation. It appears that the "pro forma" tabular presentation gives effect to the issuance of 4,377,150 shares of our common stock, the cancellation of 150,000 shares of our common stock, the sale of 1,175 shares of Series C Preferred Stock and the sale of 6,696 shares of Series C-1 Preferred Stock. In this regard, the dilution in pro forma net tangible book value per share to new investors should be presented separately. Please clarify and revise.

The Company revised the dilution table for Pro forma and Adjusted Pro Forma. Please see the below revised disclosure note and tables:

Our pro forma as adjusted net tangible book value as of June 30, 2021, was approximately $12,673,963 or $0.70 per share of common stock, after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into 6,362,089 shares of our common stock, immediately prior to the closing of this offering. Our pro forma as adjusted net tangible book value per share represents pro forma as adjusted net tangible book value divided by 18,002,839 shares of common stock outstanding, as if such conversion occurred on June 30, 2021.

After giving further effect to our sale of 2,888,889 shares of common stock in this offering, at an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $35,993,963 or approximately $1.72 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.02 per share to our existing stockholders and an immediate dilution of $7.28 per share to new investors who purchase shares of common stock in the offering. Dilution per share to new investors purchasing shares of common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

Assumed public offering price		9.00
Historical net tangible book value (deficit) as of June 30, 2021	(1.97)
Increase in pro forma as adjusted net tangible book value attributable to pro forma adjustments described above	2.67
Pro forma as adjusted net tangible book value as of June 30, 2021	0.70
Increase in pro forma as adjusted net tangible book value attributable to investors participating in this offering	1.02
Pro forma as adjusted net tangible book value immediately after this offering		1.72
Dilution per share to new investors in this offering		7.28

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

1

EXHIBIT A

Fair Value of Common Stock 2017

In 2017 the Company had no operations other than the operations from a subsidiary that owned several restaurants in Vietnam that generated revenues of $367,468 for the year ended December 31, 2017 and net income of $33,975 for the corresponding period. This subsidiary was later spun-out to the Company’s shareholders and shut down its operations shortly thereafter.

Using the 2021 Edition of the Business Reference Guide, 31st Edition, published by the Business Brokerage Press and the average revenue multiple from this publication of Coffee Shops (Specialty) SIC 5812-28, NAICS 722515, the value of the Company was approximately $150,000 on December 31, 2017.

To obtain the fair value of the Company’s common stock at the time of the execution of the Nguyen Employment Agreement, the Company divided $150,000 by 13,387 (the number of shares of common stock outstanding on December 31, 2017), which is approximately $11.20 (approximately $0.04 on a post stock split basis).

Fair Value of Common Stock 2018, 2019 and 2020

The Company has determined that there was no increase in the 2017 fair value of the Company’s common stock during the years 2018, 2019 and 2020. The Company has come to this conclusion as a result its review of its consolidated statement of operations and other comprehensive loss, consolidated balance sheet and consolidated statement of cash flows, in each case for the fiscal years ending 2018, 2019 and 2020.

Consolidated Statement of Operations and Other Comprehensive Loss Analysis

A summary of the Company’s Consolidated Statement of Operations and Other Comprehensive Loss for each of the three-years in the period ended December 31, 2020 is as follows:

Society Pass Incorporated
Consolidated Statement of Operations and Other Comprehensive Loss
For the Year Ended December 31
	2018	2019	2020	Total Since Inception
Revenue	$—	$10,411	$52,453	$62,864
Cost of Revenue	—	(771)	(88,664)	(89,435)
Gross profit	—	9,640	(36,211)	(26,571)
Total operating expenses	(1,460,895)	(7,299,942)	(3,714,036)	(12,474,873)
Loss from operations	(1,460,895)	(7,290,302)	(3,750,247)	(12,501,444)
Other	—	(8,126)	(69,409)	(77,535)
Loss before income taxes	(1,460,895)	(7,298,428)	(3,819,656)	(12,578,979)
Income taxes	—	—	(8,332)	(8,332)
Foreign currency translation gain (loss)	—	3,988	(59,224)	(55,236)
Comprehensive loss	$(1,460,895)	$(7,294,440)	$(3,887,212)	(12,642,547)

As shown above, the Company has had cumulative revenues of $62,864 for the three-year period ended December 31, 2020. Many of the operating expenses were non-cash including an accrual of Mr. Nguyen’s salary and various depreciation and impairment charges. The cumulative loss as of December 31, 2020, is $12,642,547, including losses in each of the periods ended December 31, 2018, 2019 and 2020. In addition, the Company changed its corporate strategy several times during this three-year period. There was no increase in value from January 1, 2018, through December 31, 2020. To the extent value was created, it is all prospective value relating to the Company’s plans for future activities.

Consolidated Balance Sheet Analysis

A summary of the Company’s Consolidated Balance Sheet for each of the three-years in the period ended December 31, 2020, financial statements is as follows:

Society Pass Incorporated
Consolidated Balance Sheet
As of December 31,
	2018	2019	2020
Assets
Current assets, primarily cash	$938,569	$661,602	$569,095
Intangible assets, net	8,000,000	8,001,479	7,200,000
Property, plant and equipment, net	—	23,708	18,069
Right of use assets	—	53,311	79,109
Total assets	$8,938,569	$8,740,100	$7,866,273
Liabilities and stockholders' deficit
Current liabilities	$425,833	$2,312,429	$2,991,963
Non-current laibilities	—	—	46,453
Convertible Debt
Series A	8,000,000	8,000,000	8,000,000
Series B	1,973,631	2,975,631	3,412,503
Series B-1	—	350,040	466,720
Series C	—	2,151,706	2,151,706
Series C-1	—	—	1,211,700
Total convertible debt	9,973,631	13,477,377	15,242,629
Shareholders' deficit	(1,460,895)	(7,049,706)	(10,414,772)
Total liabilities and stockholders' deficit	8,938,569	8,740,100	7,866,273

The purchase of an online platform intangible asset in 2018 was accomplished through the issuance of 8,000 shares of preferred stock and no cash outlay. The platform is being amortized over a three-year period beginning July 1, 2020, with amortization of $750,000 per quarter.

The issuance of the various series of convertible preferred stock was either for the payment of services that the Company wasn’t able to pay in cash or to finance ongoing operations. This is demonstrated by the lack of build-up of the Company’s assets over the three-year period.

Consolidated Statement of Cash Flows Analysis

A summary of the Company’s consolidated statement of cash flows for each of the three-years in the period ended December 31,2020, financial statements is as follows:

Society Pass Incorporated
Statement of Cash Flows
For the Year Ended December 31,
	2018	2019	2020	Total Since Inception
Net cash flows used in operations	$(221,054)	$(1,568,406)	$(1,251,269)	$(3,040,729)
Net cash flows from investing activities	—	(92,315)	—	(92,315)
Net cash flows from financing activities	1,159,623	1,324,626	1,211,700	3,695,949
Effect of exchange rate changes	—	4,017	(60,256)	(56,239)
Net change in cash and cash equivalents	938,569	(332,078)	(99,825)	506,666
Opening cash and cash equivalents balance	—	938,569	606,491	—
Ending cash and cash equivalents balance	$938,569	$606,491	$506,666	$506,666

The statement of cash flows clearly demonstrates that the financing provided by selling the various series of preferred stock was substantially all consumed by cash flow from operations, with a rather small investment made in property, plant and equipment, the purchase of a small amount of intangible assets and the net effect of the acquisition of Hottab Asset Company Limited. All of the third-party financing was obtained by issuing convertible preferred stock with liquidation preferences equal to the amount paid for the respective issues of convertible preferred stock.

It should also be noted that the audit opinions on the Company’s 2018, 2019 and 2020, financial results included an explanatory paragraph stating that there is substantial doubt about the Company’s ability to continue as a going concern. The Company has determined that based on the income statement and statement of cash flow results and the going concern opinion, there has been no value accretion from the date that the Employment Agreement was signed in 2017.

Common Stock Transactions

In each of 2019 and 2020 there was a single transaction where the Company’s common stock was issued for services The table below shows the price paid for these services in split-adjusted shares

Society Pass Incorporated
Analysis of Common Stock Issued
For the Year ended December 31, 2020
	Number os Shares	Par Value	APIC	Total	Price per Share
Balance at December 31, 2018	4,831,200	$483	$(483)	$—
Issue shares for services	2,016,000	202	1,679,798	1,680,000	$0.83
Issue of warrants for services	—	—	17,500	17,500
Imputed interest	—	—	8,129	8,129
Balance at December 31, 2019	6,847,200	685	1,704,944	1,705,629
Issue shares for services	545,400	55	473,448	473,503	$0.87
Commons stock issued for warrant exercised	21,000	2	—	2
Imputed interest	—	—	48,641	48,641
Balance at December 31, 2020	7,413,600	$742	$2,227,033	$2,227,775

These two issuances of shares for services were completed at post-split adjusted prices of $0.83 per share in 2019 and $0.87 per share in 2020. Mr. Nguyen exercised his split-adjusted conversion price option for unpaid cash compensation at $0.83 per common share, entirely consistent with the other transactions in which common shares were paid for services received.

The Conversion of Unpaid Cash Compensation to Common Shares

As of September 22, 2021, the issuance date of the Nguyen Shares, Mr. Nguyen was entitled to $2,585,833 of accrued, but unpaid cash compensation which was converted into approximately 3,103,000 shares of common stock at a post stock split conversion rate of $0.83, all of which is set forth in the table below.

Accrued and unpaid compensation at June 30, 2021	$960,833
Bonus for Leflair acquisition – accrued in 3rd quarter 2021	1,500,000
1/2 of 2021 bonus of $250,000	125,000
Total unpaid compensation to be exchanged for common shares	$2,585,833

Conversion price per April 1, 2017 Employment Agreement	$250

Unadjusted shares to be issued at $250 conversion price	10,343.33
Effect of 1 to 750 forward common stock split	750
Adjusted forward split share amount	7,757,499.00
Effect of 1 to 2.5 reverse common stock split	2.5
Total shares to be issued in exchange for unpaid cash compensation	3,102,999.60

Price per share for conversion option	$0.83

Conversion Price vs. Fair Value of Common Stock

As calculated above, the fair value of the Company’s common stock in at the time of the execution of the Nguyen Employment Agreement in 2017 was $0.04 per share, which of course is far less than the conversion price of $0.83 per share and therefore there can be no argument that the conversion feature included in the Nguyen Employment Agreement resulted in additional compensation to Mr. Nguyen in 2017. The same is true for the three years ended December 31, 2020 as shown above as the fair value of the Company’s common stock did not increase. With respect to 2021, the Company does not believe that the market value of its common stock has materially increased as it is currently in substantially the same financial condition it was at year end 2020. The Company The Company has no operating income, has no tangible assets and the Company’s auditors still have a substantial doubt about the Company’s ability to continue as a going concern. However, even if the fair value of the Company’s common stock were deemed to have increased, the Company does not know of any accounting standards applicable to the Company that would require it to expense additional amounts of compensation in future periods as a result of the fair value of the Company’s common stock in such future periods exceeding the conversion price contained in the Nguyen Employment Agreement. Other factors that the Company considered in determining that the conversion feature contained in the Nguyen Employment Agreement cannot create additional compensation in future periods are:

•	The conversion price is a stated amount and was not intended to be adjusted to fair value subsequent to the date of the Nguyen Employment Agreement.
•	The Nguyen Employment Agreement is four years old and has never been amended or modified for salary or any other terms.
•	The granting of the conversion price provision in the Employment agreement was designed to preserve cash and to compensate Mr. Nguyen for cash compensation that Food Society was not able to pay if he was able to create value for the Company’s shareholders.
•	Based on the operations of the Company, the $0.83 conversion price at which Mr. Nguyen could convert unpaid cash compensation was significantly above any conceivable value of the Company at the date of the Employment Agreement and up to today.
•	The conversion price provision was a mechanism that acknowledged that the then current operations would not generate sufficient cash to currently pay Mr. Nguyen all his cash compensation and, in that event, he would be able to purchase shares based on the conversion price. If the Company had the ability to pay Mr. Nguyen his salary in cash, this conversion price provision would have no value to Mr. Nguyen.
•	Since inception, the Company has had significant negative earnings, consumed large amounts of cash from operations and has changed its business model several times. As a result, the value of the Company has been de minimus throughout its relatively short history, so the conversion price provision has had no value.

For the reasons described herein, no income statement revisions for any period during the term of the Nguyen Employment Agreement are required to account for the 3,103,000 shares issued pursuant to the conversion feature included in the Nguyen Employment Agreement.

Accounting Treatment For Executives’ Shares

The Company will record an expense for the 1,274,150 Executives’ Shares at fair value which it has determined to be $7.65 per share.

Since these shares were all issued after the announcement of the assumed initial public offering price, the Company calculated their fair value by using the Estimated IPO Price ($9.00) and applying a 15% discount, which equals $7.65. The 15% discount represents a 12% a discount for the remaining uncertainty for a successful initial public offering by the Company and the other 3% represents the illiquidity that will be caused by the lock-up agreement each of the respective shareholders will be required by the underwriter to sign.

2